
05009662

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

4 July, 2005

82-4578

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
2005
WASH. D.C.
198
SECTION

Dear Sir / Madam

Centrica plc
Repurchase of Shares 30th 2005

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
JUL 13 2005
THOMSON
FINANCIAL

dlw 7/12

Regulatory Announcement

Go to market news section

Company	Centrica PLC
TIDM	CNA
Headline	Transaction in Own Shares
Released	17:14 30-Jun-05

RNS Number:3154O
Centrica PLC
30 June 2005

Centrica plc

Repurchase of shares

Centrica plc announces that on 30 June 2005 it purchased for cancellation
1,000,000 of its ordinary shares at a price of 230.2518p per share from Hoare
Govett's affiliate, ABN AMRO Bank N.V. London Branch.

Enquiries

Kath Kyle	Centrica plc	01753 494902
Jeremy Thompson	ABN AMRO Bank N.V. London Branch	020 7678 8000

This information is provided by RNS
The company news service from the London Stock Exchange

END